Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX June 15, 2026

IPERIONX TO ACQUIRE RIGHTS TO RARE EARTH AND CRITICAL MINERAL ASSETS ADJACENT TO TITAN PROJECT

Covia asset acquisition consolidates the Big Sandy Critical Minerals Province in Tennessee, adding mineral rights, at-surface stockpiled pre-processed minerals, pre-stripped horizons and established infrastructure to strengthen IperionX's U.S. minerals-to-metals platform

HIGHLIGHTS

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Strategic acquisition adjacent to Titan Project: IperionX to acquire key Camden mineral, mining and infrastructure assets from Covia Solutions LLC (Covia), located adjacent to IperionX's Titan Critical Minerals Project (Titan) in Tennessee, for US$3 million

◾	Consolidates a U.S. critical minerals province: The Camden assets (Camden) have the potential to be synergistic with Titan by adding feedstock optionality and reduced development complexity

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Established infrastructure advantage: The assets include mineral rights, existing stockpiles, mining and processing equipment, rail spur, approximately 1,400 acres of owned property and approximately 1,400 acres of leased property, with access to established power, water and gas infrastructure

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Potential for heavy rare earth minerals: Camden is located in the McNairy Formation geological system which has been proven to be rich in monazite and xenotime – heavy rare earth minerals typically rich in dysprosium (Dy), terbium (Tb) and yttrium (Y)

◾	At-surface pre-processed mineral stockpiles: Decades of silica sand operations by Covia have generated significant amounts of pre-processed mineral-bearing stockpiles at Camden

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Pre-stripped development advantage: Additionally, historic mining at Camden focused on the Upper McNairy formation, containing a high-purity silica sand horizon, ‘pre-stripping’ the Lower McNairy potential heavy mineral horizon

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Strengthens U.S. defense and advanced manufacturing supply chains: A combined Titan-Camden platform has the potential to underpin domestic supply chains for heavy rare earths, titanium and zircon - critical inputs for high-temperature magnets, defense, aerospace, semiconductors, robotics and advanced manufacturing

◾	Near-term technical catalysts: IperionX plans to advance stockpile surveys, drilling, sampling, mineralogical analysis, metallurgical test work, integration and project development studies

IperionX CEO Taso Arima said:

"This is a strategically important acquisition for IperionX and for the United States. Camden adds pre-processed stockpiled minerals, pre-stripped mineral horizons, mineral rights, processing equipment and infrastructure within the same McNairy critical mineral system that hosts Titan.

By combining Covia's Camden assets with Titan, IperionX is consolidating one of America's most important mineral-sands province, creating exceptional synergies. Our goal is to build a resilient domestic platform that connects Tennessee critical minerals with downstream U.S. titanium metal production and advanced manufacturing in Virginia, while supporting future U.S. rare earth separation, magnet and advanced materials supply chains."

Virginia	Tennessee	Utah
1092 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119
IperionX Limited ABN 84 618 935 372

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX or Company) is pleased to announce it has entered into an agreement to acquire certain key assets associated with Covia Solutions LLC's Camden, Tennessee silica sand operation. Camden is located adjacent to IperionX's Titan Project in Tennessee.

Strategic rationale: four value levers rarely available together

The acquisition strategically consolidates IperionX's position in the Big Sandy Critical Minerals Province and brings together four features that are rarely available in a U.S. critical minerals development setting:

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Province consolidation: Camden and Titan sit within the same McNairy mineral-sand system, unlocking an opportunity to assess the potential for integrated mine planning, infrastructure sharing and development across the Big Sandy Critical Minerals Province

•	Stockpile optionality: Decades of silica sand operations have generated at-surface, pre-processed, mineral-bearing stockpiles

•
Pre-stripped horizons: Historical operations focused on the Upper McNairy silica sand horizon, creating pre-stripped areas that may provide ready access to the Lower McNairy potential heavy mineral horizons

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Established infrastructure: Camden adds an industrial platform with mining and processing equipment, property, mineral rights, stockpiles, buildings, rail-related infrastructure and access to established utilities

Together, these features may allow IperionX to evaluate a development pathway that complements Titan, including the potential for feedstock flexibility and reduced development complexity.

McNairy critical mineral formation

For decades, the Camden site operated as a silica sand producer from the McNairy Formation, the same regional critical mineral-sand system that hosts Titan. The McNairy Formation is highly prospective for titanium, zircon and rare earth-bearing minerals, with historic Tennessee Department of Conservation work in the 1970s identifying the widespread presence of monazite and xenotime across the formation. Covia’s historical Camden operations were optimized around silica sand product specifications, and critical mineral recovery was not the operating focus, with the potential mineral-bearing fractions being separated and stockpiled.

Figure 1: Covia asset acquisition in relation to Titan Project.

Stockpiles plus development optionality

Camden provides the potential for two complementary development opportunities for evaluation:

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At-surface, pre-processed mineral stockpiles: The existing stockpiles have already been mined, transported and processed through historical silica sand operations. This may reduce pre-strip requirements and provide a practical potential pathway for near-term technical evaluation

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In-situ Lower McNairy horizons: Historical mining focused on the Upper McNairy silica sand horizon, leaving lower horizons available for potential extraction. At Titan, the Lower McNairy horizon has significantly higher grades, and higher proportions of the valuable critical minerals, including zircon, rutile, and rare earth bearing monazite and xenotime minerals.

These opportunities have the potential to complement, not replace, the Titan development pathway. IperionX intends to undertake exploration and evaluation of Camden, with the intent of determining the potential to support early-stage feedstock flexibility, infrastructure sharing, modular processing options or staged development sequencing within a broader Titan-Camden critical minerals platform.

Strategic importance to U.S. critical material supply chains

The Camden acquisition strengthens IperionX's position as an integrated U.S. critical minerals-to-metals company. Titan provides a potential domestic upstream mineral feedstock base in Tennessee, while IperionX's Virginia titanium manufacturing platform provides a downstream pathway to U.S.-made titanium metal products and advanced manufactured components.

The potential importance of Camden extends across three critical material streams that are widespread in the McNairy Formation:

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Heavy rare earth-bearing minerals: The U.S. supply challenge is not only rare earth volume, but also secure access to heavy rare earth elements such as dysprosium, terbium and yttrium, which are important for high-temperature magnets, defense systems, semiconductors, advanced ceramics and high-performance materials.

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Titanium minerals: Titanium minerals are strategically important to aerospace, defense, energy, additive manufacturing, automotive and industrial supply chains. IperionX's upstream critical minerals assets are designed to support its downstream U.S. titanium metal technologies and Virginia manufacturing platform.

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Zircon, hafnium and zirconium-linked minerals: Zircon is relevant to ceramics, refractories, foundry applications, nuclear materials, thermal barrier coatings and high-temperature materials systems, including advanced defense and energy applications.

By combining Titan, Camden and IperionX's downstream U.S. titanium platform, IperionX is seeking to build a resilient domestic supply chain spanning minerals, upgraded feedstocks, metals and manufactured components.

Infrastructure, permitting and execution advantages

Camden is an established industrial site with existing infrastructure and equipment. The assets to be acquired include mining and processing equipment, surface and mineral rights, existing stockpiles, rail-related infrastructure, electrical and water infrastructure equipment, buildings and structures, and associated property and leased property. These assets will be assessed as part of future studies for the potential to reduce development complexity relative to a standalone greenfield project.

N
Paris
USA
Titan project Tennessee
79
641
Camden
Chemours
70
Covia Silica Sand Mines
New Johnsonville
Huntingdon
641
40
Titan project
Measured resource outline
Inferred resource outline
Indicated resource outline
Chemours New Johnsonville Pigment Plant
Class I rail
Highways
Big Sandy Critical Minerals Province
20 km

Figure 2: IperionX’s position within the Big Sandy Critical Minerals Province.

Titan: a U.S. rare earth and critical minerals backbone with key permits in place

Titan remains the anchor asset of IperionX's Tennessee critical minerals strategy. Titan is a large, near-surface, free-dig mineral sands project located near Camden, with access to power, water, rail, highways and a skilled workforce. Titan is one of the few domestic projects that can underpin a secure, long-term U.S. critical minerals supply chain.

Titan is the largest JORC Code mineral resource estimate of rare earth, titanium and zircon critical mineral sands in the United States, with approximately 10 million metric tons of contained minerals at shallow depths across more than 11,000 acres.

Titan holds all key Tennessee state permits required for development and operations. At full production, Titan is expected to produce approximately 5,000 tpa of rare earth concentrate rich in DyTb, Y and NdPr; approximately 110,000 tpa of titanium minerals that may underpin U.S. titanium metal production using IperionX's patented titanium technologies; and approximately 36,000 tpa of zircon minerals that may support domestic zirconium-based supply chains.

As the United States accelerates investment to rebuild domestic rare earth separation, alloy, magnet and advanced materials and metal supply chains, secure domestic critical minerals feedstocks are increasingly important. A combined Titan-Camden platform may provide an important domestic source of monazite and xenotime-bearing feedstocks, as well as titanium and zircon minerals, from Tennessee.

Improved synergistic position in the Big Sandy Critical Minerals Province

Upon completion of the acquisition, IperionX will improve its already strong position with exceptional synergies along the Big Sandy Critical Minerals Province in Tennessee, a strategic U.S. mineral sands corridor with potential to become a domestic source of titanium minerals, zircon and heavy rare earth-bearing feedstocks. This position is anchored by Titan and strengthened by Camden, which sits adjacent to Titan within the same McNairy Formation mineral-sand system.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:
info@iperionx.com
+1 980 237 8900

Transaction details
Item	Summary
Purchaser	IperionX Critical Minerals LLC.
Seller	Covia Solutions LLC.
Completion conditions	All material conditions have been satisfied, with only standard administrative items remaining to complete the transaction.
Facility	Covia’s silica sand mining operation located at 1700 Sand Mill Road, Camden, Tennessee 38320.
Assets
Mining and processing equipment, surface and mineral rights and existing mineral stockpiles, approximately 1,400 acres of owned property and ~1,400 acres of leased property, electrical and water infrastructure equipment, buildings and other structures on the seller properties.

Purchase price	US$3,000,000 in cash.
Other	IperionX has agreed to assume Covia’s obligation to reclaim certain property which includes re-grading, re-vegetation and stabilizing disturbed land.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any forecast future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of mineralization, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Compliance Statements

This announcement contains information relating to a Mineral Resource Estimate and an Ore Reserve Estimate for the Titan deposit (where the Mineral Resource Estimate was prepared by Mr. John Eckman, a Competent Person, and the Ore Reserve Estimate was prepared by Mr. Justin Douthat, also a Competent Person) extracted from an ASX market announcement titled “IperionX Titan DFS Confirms High-Return U.S. Rare Earths and Critical Minerals Project” and published on the ASX platform (www.asx.com.au) on 4 June 2026. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and that all material assumptions and technical parameters underpinning the estimates in the release of 4 June 2026 continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcement.

This announcement contains information relating to the Company's production targets and financial forecasts for the Titan Project extracted from the Company's ASX announcement titled "IperionX Titan DFS Confirms High-Return U.S. Rare Earths and Critical Minerals Project" and published on the ASX platform (www.asx.com.au) on 4 June 2026. The Company confirms that all the material assumptions underpinning the production target and the forecast financial information derived from the production target in the original ASX announcement continue to apply and have not materially changed.